As filed with the Securities and Exchange Commission on March 3 , 2006

Registration No. 333-8472

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

DANSKE BANK A/S
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
DENMARK
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ X ] March 7, 2006 at 9:00 a.m.
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit 1 to this Post Effective Amendment to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 7 and 12
(iii) The collection and distribution of dividends	Articles number 8 and 13
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 7
(v) The sale or exercise of rights	Articles number 4 and 8
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 8 and 11
(vii) Amendment, extension or termination of the deposit agreement	Articles number 13
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 2
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 1, 3, 11, 15, and 16
(x) Limitation upon the liability of the depositary	Articles number 4, 5, 10 and 12

Item - 2.

Available Information

Public reports furnished by issuer	Article number 7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

1.

Form of Deposit Agreement  - The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of Receipt itself, which is filed herewith as Exhibit 1.

4.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 3, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for  Shares, Par Value 10 Danish Krone each, of Danske Bank A/S.

By:

The Bank of New York,
 As Depositary

By: /s/ Michael F. Finck

       Michael F. Finck

       Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1	Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of American Depositary Receipt itself.
4	Previously filed.
5	Certification under Rule 466.